UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 August 2009

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  'Results of Cash Tender Offer'

N E W S     R E L E A S E

August 24, 2009

CRH plc Announces Results of Cash Tender Offer for 6.40% Notes due 2033

CRH plc ("CRH") announces that the cash tender offer for up to US$100,000,000 principal amount of the outstanding 6.40% Notes due 2033, issued by CRH America, Inc. and guaranteed by CRH (CUSIP No. 12626P AF 0) (the "Notes") expired as scheduled on Friday, 21 August 2009.

The total principal value of Notes validly tendered and not validly withdrawn was US$51,333,000 of which US$51,233,000 were tendered before 5:00 p.m., New York City time, on Monday, August 10, 2009, (the "Early Tender Time"). CRH plc has accepted all tenders.

Consideration payable for all accepted tenders is US$920 per US$1,000 principal amount of Notes with a further US$30 per US$1,000 principal amount of Notes payable in respect of Notes tendered before the Early Tender Time and these payments will be made today together with all accrued and unpaid interest.

J.P. Morgan Securities Inc. acted as dealer manager for the tender offer and D.F. King & Co., Inc. served as the information and tender agent.

For more information contact:

J.P. Morgan Securities Inc.

Dealer Manager

Tel: (866) 834-4666 (toll free)

Tel: (212) 834-3118 (collect)

Diane Tseng

CRH plc Investor Relations

Tel: +353 1 404 1000

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL: mail@crh.com WEBSITE: www.crh.com. Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       24 August 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director